VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Austin Patton

Re:	Business Warrior Corporation
Registration Statement on Form S-1
Filed June 8, 2022
File No. 333-265471

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Business Warrior Corporation. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 thereto, so that it will become effective at 12:00 pm, Eastern Time, on June 21, 2022, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Leinwand, Esq. of Jonathan D. Leinwand, P.A., counsel to the Company, at (954) 903-7856 with any questions you may have regarding this request. In addition, please notify Mr. Leinwand by telephone when this request for acceleration has been granted.

Very truly yours,

BUSINESS WARRIOR CORPORATION

By:	/s/ Rhett Doolittle
Rhett Doolittle
Chief Executive Officer

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